As furnished to the Securities and Exchange Commission on December 20, 2002


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December, 2002
Commission File Number 001-15244

                               Credit Suisse Group

             Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

           Form 20-F...X...                      Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes......            No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............N/A................

         On December 20, 2002, the Credit Suisse First Boston business unit of Credit Suisse Group reached an agreement in principle with the United States Securities and Exchange Commission, the National Association of Securities Dealers, the New York State Attorney General's Office, the Office of the Secretary of the Commonwealth of Massachusetts and the North American Securities Administrators Association to resolve their investigations of Credit Suisse First Boston relating to research analyst independence and the allocation of shares in initial public offerings to corporate executives and directors. Pursuant to the agreement in principle, Credit Suisse First Boston agrees, among other things, (i) to pay $150 million, of which $75 million is a civil penalty and $75 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $50 million spread over five years to provide third-party research to clients and (iv) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors.

                                      * * *

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-100523) and the registration statement on Form S-8 (File No. 333-101259).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CREDIT SUISSE GROUP

                                           By: /s/ David Frick
                                               -------------------------------
                                           Name:  David Frick
                                           Title: Managing Director

                                           By: /s/ Karin Rhomberg Hug
                                               -------------------------------
                                           Name:  Karin Rhomberg Hug
                                           Title: Managing Director


Dated: December 20, 2002